Securities and Exchange Commission

                              Washington, DC 20549

                              --------------------

                                  SCHEDULE 13G
                       (Correction to filing of 6/16/04)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                           ASIA PACIFIC RESOURCES LTD.
              ----------------------------------------------------
                                (Name of Issuer)

                                  COMMON SHARES
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    044902104
              ----------------------------------------------------
                                 (CUSIP Number)

                                NOVEMBER 20, 2002
              ----------------------------------------------------
              (Date of Event Which Requires Filing this Statement)

      Check the appropriate box to designate the rule pursuant to which this
      Schedule is filed:

            |_|   Rule 13d-1(b)

            |X|   Rule 13d-1(c)

            |_|   Rule 13d-1(d)


      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 044902104                                            Page 2 of 5 Pages


--------------------------------------------------------------------------------
     1.    Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (Entities Only)

           Michael Plouf
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     2.    Check the Appropriate Box if a Member of a Group             (a)|_|
                                                                        (b)|_|

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     3.    SEC Use Only


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     4.    Citizenship or Place of Organization

           United States of America
--------------------------------------------------------------------------------
 Number of        5.    Sole Voting Power

   Shares               33,200,000 shares
              ------------------------------------------------------------------
Beneficially      6.    Shared Voting Power

  Owned by              2,300,000 shares
              ------------------------------------------------------------------
    Each          7.    Sole Dispositive Power

 Reporting              33,200,000 shares
              ------------------------------------------------------------------
   Person         8.    Shared Dispositive Power

    With                8,187,500 shares
--------------------------------------------------------------------------------
      9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            41,387,500 shares (including 3,000,000 shares issuable upon exercise of warrants owned by the Reporting Person)
--------------------------------------------------------------------------------
      10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares |_|


--------------------------------------------------------------------------------
      11.   Percent of Class Represented by Amount in Row 9

            7.0% (Based on 591,726,000 shares of Common Shares outstanding as of May 26, 2004, plus 3,000,000 shares issuable upon exercise of warrants owned by the Reporting Person)
--------------------------------------------------------------------------------
      12.   Type of Reporting Person

            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 044902104                                            Page 3 of 5 Pages

Explanatory Note: The Reporting Person previously filed a Schedule 13G with the Securities and Exchange Commission on June 16, 2004. This Schedule 13G is being filed by the Reporting Person to correct the number of shares beneficially owned by 3,000,000 shares from 38,387,500 shares to 41,387,500 shares. Based on expired and unexercised warrants held by the Reporting Person in 2002, the date on which the Reporting Person exceeded the five percent beneficial ownership threshold was changed to November 20, 2002 as opposed to November 26, 2002 as previously reported.

Item 1(a).  Name of Issuer:

            Asia Pacific Resources Ltd.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            Suite 405, 555 Sixth Street
            New Westminster, British Columbia V3L 5H1

Item 2(a).  Name of Person Filing:

            Michael Plouf

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            P.O. Box #6 Route 617
            North, Virginia 23128

Item 2(c).  Citizenship:

            United States of America

Item 2(d).  Title of Class of Securities:

            Common Shares without par value

Item 2(e).  CUSIP Number:

            044902104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person is a:

            (a)   |_|   Broker or Dealer registered under Section 15 of the
                        Exchange Act.

            (b)   |_|   Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c)   |_|   Insurance Company as defined in Section 3(a)(19) of the
                        Exchange Act.

            (d)   |_|   Investment Company registered under Section 8 of the
                        Investment Company Act.

            (e)   |_|   Investment Adviser, in accordance with Rule
                        13d-1(b)(1)(ii)(E).

            (f)   |_|   An employee benefit plan or endowment fund, in
                        accordance with Rule 13d-1(b)(1)(ii)(F).

            (g)   |_|   Parent Holding Company or control person, in accordance
                        with Rule 13d-1(b)(1)(ii)(G).

            (h)   |_|   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act.

            (i)   |_|   A church plan that is excluded from the definition of an
                        Investment Company under Section 3(c)(14) of the
                        Investment Company Act of 1940.

            (j)   |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                                  SCHEDULE 13G

CUSIP No. 23281T108                                            Page 4 of 5 Pages

Item 4.  Ownership:

            (a) Amount beneficially owned: 41,387,500 shares (including 3,000,000 shares issuable upon exercise of warrants owned by the Reporting Person)

            (b) Percent of Class: 7.0% (Based on 591,726,000 shares of Common Shares outstanding as of May 26, 2004, plus 3,000,000 shares issuable upon exercise of warrants owned by the Reporting Person)

            (c)   Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: 33,200,000 shares

                  (ii) Shared power to vote or to direct the vote: 2,300,000 shares

                  (iii) Sole power to dispose or to direct the disposition of:
                        33,200,000 shares

                  (iv)  Shared power to dispose or to direct the disposition of:
                        8,187,500 shares

Item 5.  Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

               Certain other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities which are subject to this report.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

               Not applicable.

Item 8.  Identification and Classification of Members of the Group.

               Not applicable.

Item 9.  Notice of Dissolution of Group.

               Not applicable.

Item 10. Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

CUSIP No. 044902104                                            Page 5 of 5 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             June 28, 2004
                                             ------------------------
                                             (Date)


                                             /s/ Michael Plouf
                                             ------------------------
                                             (Signature)

                                             Michael Plouf
                                             ------------------------
                                             (Name and Title)